Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of ToughBuilt Industries, Inc. on Form S-1 of our report dated March 31, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of ToughBuilt Industries, Inc. as of December 31, 2022 and for the related condensed consolidated statements of operations and changes in stockholders’ equity for the year ended December 31, 2022, and cash flows for the twelve months ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

December 12, 2023